Shareholder meeting (unaudited)

On March 31, 2008, the Annual Meeting of the Fund was held to elect seven Trustees. Proxies covering 10,295,799 common and preferred shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

	For	Withheld Authority

James R. Boyle	10,084,237	208,625
James F. Carlin	10,098,559	194,303
William H. Cunningham	10,074,343	218,519
Charles L. Ladner	10,096,759	196,103
Steven R. Pruchansky	10,076,953	215,909

The preferred shareholders elected Patti McGill Peterson and John A. Moore as Trustees of the Fund until their successors are duly elected and qualified, with the votes tabulated as follows: 2,883 FOR and 54 WITHHELD.

The proposal to amend the Declaration of Trust to permit the Fund’s Board to delegate authority to declare dividends to a Dividend Committee was voted as follows: 5,719,600 FOR, 207,356 AGAINST and 173,110 ABSTAIN.